UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of May, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date May 16, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

15 May 2003

COLES MYER THIRD QUARTER SALES UP 5.9%

  Q3 2003 sales up 5.9% 1

  Food & Liquor sales up 4.2%

  Excellent progress on fuel offer

  Kmart and Target turnaround continuing

  Sales quality improving at MGB

  Full year profit expected at upper end of guidance2

Coles Myer Ltd (CML) today announced third quarter sales of $6.5 billion, an increase of 5.9% for the 13 weeks ended 27 April, 2003 (Q2 2003: 4.1%).

CML CEO John Fletcher said: "This result demonstrates good progress against our strategy in a highly competitive environment."

  Food & Liquor sales increased by 4.2% over the third quarter, up from 3.4% in the previous quarter, despite the absence of a fuel discount offer.

  Kmart and Officeworks combined sales rose by 16.7%, while Target sales were up by 13.4%. This is clear evidence that the distinct strategic positionings of these brands are delivering sustainable results.

  While sales were down by 3.1% in Myer Grace Bros, their quality improved markedly, in line with the brand's ongoing rebuild strategy, underpinning a return to profitability this year.

"The result reflects a relentless focus on our customers - providing the best service, the best ranges and the best prices every day," Mr Fletcher said.

Mr Fletcher said the Group's underlying net profit after tax for FY2003 was expected to be at the upper end of $425-435 million2 earnings guidance provided previously.

Food & Liquor

Chief Operating Officer Food and Liquor, Alan Williams, said Coles, Bi-Lo and Liquorland were competing aggressively in all their markets, reflecting a balanced and disciplined approach to business fundamentals.

"At the same time we are continuing to work on a range of new initiatives to deliver ongoing benefits - an improved fresh offer, new advertising campaigns for Coles and Bi-Lo and improvements to our check out and service standards.

"The new Bi-Lo marketing campaign, 'Why Pay More!', was launched on May 11, reinforcing and strengthening our current customer offer, focussing on our low prices, quality and value for money Bi-Lo branded products," Mr Williams said.

"The Coles campaign will be launched in the coming weeks.

"The supermarket store expansion program is continuing, with seven new stores opening during the third quarter. A total of 45 openings are expected for FY2003, ahead of our strategic plan of 30-35 new stores.

"Despite our strong competitive and value position, food sales continued to be impacted by fuel discounts in the market, with higher oil prices during the quarter having increased customer interest in such offers.

"We are making excellent progress in finalising a fuel offer for our customers, thereby eliminating a significant point of difference with our major competitor.

"Liquorland opened 12 new stores in the quarter. The acquisition of Theo's Liquor in NSW is expected to be finalised in late May, and will contribute a further 48 stores and four hotels. This strategic and high margin business is expected to be earnings per share positive in the first full year. Once completion has taken place, details relating to the equity consideration of the sale will be disclosed. Including Theo's, a total of 112 new locations are expected for FY2003, being well ahead of our plan of 20-25 stores/hotels.

"We continue to expect mid single digit sales growth for the Food & Liquor business for the full financial year," Mr Williams said.

Kmart & Officeworks sales momentum accelerated during the quarter, with combined sales up 16.7% during the period (Q2 2003: 9.6%). Strong underlying growth was boosted by a full quarter contribution from Viking, acquired by Officeworks on 3 January 2003.

Kmart Managing Director Hani Zayadi said: "The Kmart result reflects tangible evidence of customers' acceptance of the brand's strategic direction, with a strong focus on wanted ranges and great prices.

"A key customer deliverable for Kmart is seasonal and event dominance, and this was evident in our strong Easter sales, supported by an effective marketing campaign.

"All categories performed well over the quarter, highlighted by customers' positive response to our autumn apparel range.

"Kmart sales growth is expected to moderate in the fourth quarter, however, given the high prior year sales base (Q4 2002 : 13.9% Kmart and Officeworks combined sales growth).

"We continue to expect a lower earnings contribution in the second half of the year, in line with normal industry seasonal trends.

"Kmart opened one new store and one Garden Super Centre in the quarter, totalling 8 new stores for the full year," Mr Zayadi said.

Officeworks delivered another strong performance. Officeworks Managing Director Peter Scott said solid underlying sales growth was further strengthened by Viking and the opening of two new stores. Viking performed in line with our expectations during the quarter, with the business expected to exceed its cost of capital in the first full year of operation. The Officeworks network continues to expand, with a further five new locations to open in the fourth quarter, bringing the total to 70 stores by the end of FY2003.

Myer Grace Bros and Megamart combined sales were 3.1% lower in Q3 this year over last year.

"Our Q3 sales performance reflects a significant reduction in unprofitable discount and promotional activities over the same period last year. While this strategy resulted in lower sales volumes during the period, the quality of sales, and therefore margins, improved considerably.

"We are continuing to improve our merchandise selections, our marketing is more strategic, and our increased focus on planning has resulted in better execution and higher stock turn," MGB Managing Director Dawn Robertson said.

"Our work to rebuild Myer Grace Bros is progressing to plan. We are seeing encouraging improvements in our key businesses of womenswear, menswear, cosmetics and soft home, reflecting our recently launched brand positioning.

"After a detailed review of our store portfolio and in line with our rebuild strategy, we announced the closure of our Nowra and Tamworth stores during the quarter.

"Also in line with strategy, we opened our eighth Megamart at Casula in Sydney," Ms Robertson said.

Target sales growth increased to 13.4% in the quarter as customers responded positively to its 'great style, great value' offer and the early arrival of winter merchandise.

"Our focus continues to remain on the timely delivery of on-trend, high quality ranges and achieving rapid sell-through within each season. Further enhancements to our buying team during the quarter have positioned us well to continue to deliver," Target Managing Director Larry Davis said.

"The apparel and manchester categories continued their strong growth, and our Easter confectionery results were particularly pleasing.

"New stores were opened during the quarter at Woodend (Victoria) and Wetherill Park (NSW), and the Cowra Target Country store was re-branded to a full-line Target store.

"The opportunity has also arisen to consolidate the Baby Target stores at Glendale (NSW) and Werribee (Victoria) into neighbouring full-line Target stores. As a result, these two stores will close in July 2003 and January 2004 respectively. The full-line Targets are in close proximity to the closing sites, and will increase their range of baby product to continue to cater for local customers.

"Similarly to Kmart, Target's sales growth is expected to moderate in the fourth quarter, given the high prior year sales base (Q4 2002: 9.3% sales growth)," Mr Davis said.

Sales in the Emerging Businesses division increased by 5.9% over the quarter. While Coles Online and Liquorland Direct continued to grow strongly, Harris Technology sales were temporarily impacted by a brief disruption in supply from a major vendor, which has now been resolved.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis

Business Group Sales (ex Red Rooster, Myer Direct)	Third Quarter (13 weeks)			Year to date (39 weeks)
	2002	2003	Chg	2002	2003	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	3,978	4,146	4.2	11,859	12,441	4.9
Kmart & Officeworks	870	1,015	16.7	2,961	3,306	11.6
Myer Grace Bros & Megamart	689	668	(3.1)	2,453	2,409	(1.8)
Target	518	588	13.4	1,824	2,006	10.0
Emerging Businesses	56	59	5.9	141	173	22.8
Intra-group sales	(3)	(7)		(10)	(21)
Total Sales	6,108	6,468	5.9	19,227	20,313	5.7
Comparable store sales
Food & Liquor			1.5			1.3
Kmart & Officeworks			9.4			8.2
Myer Grace Bros & Megamart			(4.3)			(2.2)
Target			13.0			10.2
Total Group			2.8			2.9
Exited businesses
Red Rooster	51	-		166	-
Myer Direct	1	-		40	-
Total exited businesses	52	-		205	-